EXHIBIT 99.1

Precision Drilling Announces Asset Divestitures, Senior Note Redemption and Provides International Contract Update

This news release contains "forward-looking information and statements" within the meaning of applicable securities laws. For important information with respect to such forward-looking information and statements and the further assumptions and risks to which they are subject, see the "Cautionary Statement Regarding Forward-Looking Information and Statements" later in this news release. All values in Canadian dollars except as indicated.

CALGARY, Alberta, March 18, 2019 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision” or the “Company”) (TSX:PD; NYSE:PDS) is pleased to announce transactions to divest our five Mexico based drilling rigs and our water treatment business branded Terra Water Systems. We have entered into an agreement to sell five idle drilling rigs and ancillary equipment currently located in Mexico for US$48 million. To date, the Company has received US$30 million for the sale of three drilling rigs and ancillary equipment with the balance of US$10 million and US$8 million due upon delivery of the fourth and fifth rigs in March and April 2019, respectively. At the conclusion of this transaction, Precision will have no assets in Mexico. Regarding Terra Water Systems, Precision recently closed the transaction to divest the assets and business for an undisclosed cash consideration.  Precision continues to explore divesting other non-core assets and businesses to focus on our High Performance, High Value land drilling business and efficiency-driven technology initiatives.

Separately, the Company has initiated the redemption of US$30 million of its 6.50% senior notes due 2021 on a pro rata basis with available cash on hand. The redemption payment will be made on April 16, 2019. Debt reduction and de-leveraging remains Precision’s top priority and we are pleased to accelerate our program with this redemption.

We are also pleased to announce that the Company has signed three-year contract renewals for two rigs in Saudi Arabia, effective March 1, 2019. These rigs had been working on shorter-term extensions since August 2018, when their original contracts expired. Precision’s third active rig in Saudi Arabia is currently contracted through 2022. In Kuwait, Precision signed one-year extensions on two rigs that were set to expire mid-year and remain on track to deliver our sixth new build rig in July. Once delivered, we will have nine rigs operating in the Middle East on long-term contracts, providing firm line of sight on operating activity and stable cash flows in this region.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following:

  our planned capital expenditures for 2019;
  anticipated activity levels in 2019 and our scheduled infrastructure projects; and
  anticipated cash flows, proceeds from rig sales and future debt repayments.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  our ability to deliver rigs to customers on a timely basis; and
  the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;
  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  changes in drilling and well servicing technology which could reduce demand for certain rigs or put us at a competitive disadvantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  the effects of seasonal and weather conditions on operations and facilities;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2017, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this news release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of Super Series drilling rigs supported by an industry leading technology platform that offers the most innovative drilling solutions to deliver efficient, predictable and repeatable results through service differentiation. Precision also offers directional drilling services, well service and snubbing rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, CFA
Senior Vice President and Chief Financial Officer
713.435.6111

Ashley Connolly, CFA
Manager, Investor Relations
403.716.4725

Precision Drilling Corporation
800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com